Filing Pursuant to Rule 424(b)(2)
Registration Statement No. 333-82272

PROSPECTUS SUPPLEMENT NO. 6
(TO PROSPECTUS DATED APRIL 29, 2002)

E.DIGITAL CORPORATION

1,295,000 Shares of Common Stock

You should read this prospectus supplement and the accompanying prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

PLAN OF DISTRIBUTION

Pursuant to this prospectus supplement, our company is offering an aggregate of 1,295,000 shares of our common stock to the following four entities in the amounts and for the consideration as hereinafter described. In connection herewith, we are offering 455,000 shares of our common stock to Davric Corporation, an institutional investor. The common stock will be purchased by Davric Corporation at a negotiated aggregate purchase price of $182,000, with the purchase price per share equal to $0.40.

We also are offering 240,000 shares of our common stock to Eltech Electronics, Inc. (“Eltech”) in consideration for certain manufacturing services previously provided to the company (the “Manufacturing Services”), 300,000 shares of common stock to Digitalway, Inc. (“Digitalway”) in consideration for certain inventory (the “Inventory”) received by the company and 300,000 shares to Higham, McConnell & Dunning LLP (“Higham”) in consideration for certain legal services previously provided to the company (the “Legal Services”), respectively. For purposes of this Prospectus Supplement, we have assumed that the Manufacturing Services, the Inventory and the Legal Services have a value of $96,000, $120,000, and $120,000, respectively, based upon the recent sales price of our common stock.

USE OF PROCEEDS

The net proceeds to us from the sale of the 455,000 shares of common stock to Davric Corporation will be approximately $182,000. We plan to use the net proceeds to make a payment of $182,000 to Davric Corporation, in partial payment of a 24% Unsecured Promissory Note issued to Davric Corporation in the principal amount of $600,000 ($32,000 of such payment will be allocated to interest and $150,000 will be allocated towards principal).

MARKET FOR OUR COMMON STOCK

On October 1, 2002, the last reported sales price of our common shares on the National Association of Securities Dealers OTC Electronic Bulletin Board System was $0.40 per share. Our common stock trades on the over-the-counter market on the National Association of Securities Dealers OTC Electronic Bulletin Board System under the symbol “EDIG.”

As of October 1, 2002 and before the issuance of shares pursuant to this prospectus supplement, we have 138,614,533 shares of common stock outstanding.

LEGAL MATTERS

The validity of the securities offered will be passed on for the company by Higham, McConnell & Dunning LLP, Laguna Niguel, California. Higham, McConnell & Dunning LLP will receive 300,000 of the shares of common stock being offered hereunder.

GENERAL

You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of these documents.

This investment involves a high degree of risk. You should purchase shares of common stock only if you can afford a complete loss. See “Risk Factors” beginning on page 8 of the prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 2, 2002.